Information Statement dated March 25, 2004

Grupo Televisa, S.A.

     This Information Statement relates to proposals that will be submitted to shareholders of Grupo Televisa, S.A. (“Televisa”) for approval at meetings scheduled for April 16, 2004. We refer to these proposals as the “Recapitalization.” In connection with the Recapitalization, amendments to the instruments governing the certificados de participación ordinarios, or CPOs, representing shares of Televisa will be proposed to CPO holders at a meeting scheduled for April 5, 2004.

     The Recapitalization principally comprises:

•	a stock split in which each outstanding Televisa share will be divided into 25 shares of the same class;

•	the creation of a new class of common or ordinary shares, the B Shares (“B Shares”);

•	a stock dividend in which we will distribute fourteen new shares for every 25 shares outstanding after the stock split. This distribution will include B Shares, D Shares and L Shares in different combinations for each class of outstanding stock; and

•	amendments to our bylaws (estatutos) relating to these transactions.

Our shares trade primarily in the form of certificados de participación ordinarios (“CPOs”), each currently representing one A Share, one D Share and one L Share, and global depositary shares (“GDSs”), each representing 20 CPOs. Following the Recapitalization, one CPO will represent 117 shares—25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares. One GDS will continue to represent 20 CPOs.

     The Recapitalization will increase the number of outstanding shares by a factor of 39 but will not affect our total equity or dilute the equity interest of any shareholder. See “The Recapitalization” for a discussion of the resulting changes in the voting and preferred dividend rights of our shareholders.

     Our controlling shareholder, Grupo Televicentro, S.A. de C.V. (“Televicentro”), currently owns A Shares and a limited number of CPOs. Following the Recapitalization, Televicentro will own shares of all four classes and CPOs. We expect that, following the Recapitalization, Televicentro will distribute all its shares and CPOs to its shareholders and cease to be a shareholder of Televisa. We also expect that the Televicentro shareholders will enter into arrangements relating to the voting and disposition of these shares and CPOs. See “Major Shareholders” for a discussion of these transactions and the effects on control of Televisa.

     We have prepared this Information Statement solely to provide information to holders of our CPOs and GDSs, who will receive additional shares of Televisa in the Recapitalization. It is not, and should not be construed as, an inducement or encouragement to buy or sell any securities of Televisa.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Recapitalization or passed upon the accuracy or adequacy of this Information Statement or any document referred to herein.
Any representation to the contrary is a criminal offense.

     The Mexican Comisión Nacional Bancaria y de Valores (CNBV, the Mexican National Securities and Banking Commission ) has authorized the Recapitalization and the registration with the National Registry of Securities of each class of our shares and the CPOs. The CNBV has not passed upon the accuracy or adequacy of this Information Statement or any document referred to herein.

     The Ley del Mercado de Valores (the Mexican Securities Market Law, or “Securities Law”) was amended in 2001 to limit the issuance and use of limited-voting shares and non-voting shares and the use of mechanisms under which common shares and limited or non-voting shares are jointly traded or offered to the public. Our capital structure and our CPOs do not comply with these limitations, and they will not comply after the Recapitalization. However, pursuant to “grandfathering” provisions that permit arrangements that were in place before the 2001 amendments became effective, our capital structure and our CPOs before and after the Recapitalization have been authorized by the CNBV and comply with Securities Law requirements.

TELEVISA IS NOT ASKING YOU FOR A PROXY

     Televisa has prepared this Information Statement to explain the Recapitalization to holders of its CPOs and GDSs, who will receive additional shares of Televisa in the Recapitalization. As a foreign private issuer, Televisa is exempt from the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) concerning proxy solicitations and information statements.

ADDITIONAL INFORMATION

     Televisa files reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the rules and regulations of the Commission that apply to foreign private issuers. You may read and copy any materials we file with the Commission at its Public Reference Room at 450 Fifth Street, NW, Washington, DC 20459. You may obtain information on the operation of the Public Reference Room by calling the Commission at (800) SEC-0330. You may also read and copy any materials we file with the Commission at the regional offices of the Commission located at the Woolworth Building, 233 Broadway, 13th Floor, New York, NY 10007 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511.

     You may also read and copy materials we file with the Commission on our website at http://www.esmas.com/televisahome/ingles/inversionistas.

INCORPORATION BY REFERENCE

     We are “incorporating by reference” documents that we file with the Commission, which means that we disclose important information to you by referring you to those documents. The information incorporated by reference herein is considered to be part of this Information Statement, and we may amend or supplement this Information Statement by submitting material to the Commission on Form 6-K, which will automatically update and supersede this information. We incorporate by reference the following documents:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2002, filed with the Commission on June 30, 2003, as amended on March 3, 2004;

•	our reports on Form 6-K, submitted to the Commission on December 2, 2003 and December 15, 2003, describing amendments to the instruments governing our CPOs;

•	our reports on Form 6-K, submitted to the Commission on February 26 and 27, 2004, containing our earnings release for the year ended December 31, 2003 and preliminary unaudited financial statements for the year ended December 31, 2003; and

•	any future filings by Televisa on Form 6-K after the date of this Information Statement and prior to April 16, 2004, that are identified in such forms as being incorporated by reference into this Information Statement.

     You may request a copy of any and all of the information that has been incorporated by reference in this Information Statement and that has not been delivered with this Information Statement, at no cost, by writing or telephoning Televisa at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 México, D.F., México, attention: Investor Relations, telephone (52-55) 5261-2000. You may also read and copy such information on our website at http://www.esmas.com/televisahome/ingles/inversionistas.

SHAREHOLDER INQUIRIES

     Shareholders of Televisa with questions relating to the Recapitalization should contact Televisa at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 México, D.F., México, attention: Investor Relations, telephone (52-55) 5261-2000.

SUMMARY

The following is a brief summary of information contained elsewhere in this Information Statement.

The Recapitalization	The Recapitalization comprises these steps:

• a stock split in which each outstanding Televisa share will be divided into 25 shares of the same class;

• the creation of a new class of common or ordinary shares, the B Shares;

• a stock dividend in which we will distribute, to holders of outstanding shares, fourteen new shares (of various classes depending on the class held) for every 25 shares outstanding after the stock split;

• an increase in the number of shares represented by each outstanding CPO, from three shares to 117 shares; and

• amendments to our bylaws related to these transactions.

The Recapitalization will increase the number of our outstanding shares by a factor of 39 but will not affect our total equity or dilute the equity interest of any shareholder.

Stock Split	In the first step of the Recapitalization, each outstanding Televisa share will be divided into 25 shares of the same class.

Rights of the B Shares	The B Shares will be common or ordinary shares, like the A Shares, with no par value, no preferred dividend rights and no preference upon liquidation. Holders of the B Shares will have the right to elect five out of 20 members of our Board of Directors, at a shareholders meeting that must be held within the first four months after the end of each year, beginning in 2005.

As is the case for the A Shares: (a) holders of B Shares will have the right to vote on all matters subject to shareholder approval at any general meeting of shareholders, (b) holders of B Shares will have the right to vote at special meetings of B Shares, on any matter subject to approval at such a meeting and (c) under Mexican law, non-Mexicans may not own B Shares directly or exercise any voting rights in respect of B Shares, but they may hold B Shares indirectly through the CPO Trust, which will control the voting of the B Shares.

Stock Dividend	Following the stock split, we will increase our capital by incorporating approximately Ps. 906 million of retained earnings into capital stock and issuing approximately 132,560 million new shares, which will include B Shares, D Shares and L Shares in different combinations for each class of outstanding stock. We will not receive any consideration for the issuance of the new shares.

Capital Stock After the Recapitalization	Based on the number of shares outstanding at March 24, 2004, the effect of the Recapitalization on our capital stock will be as follows:

	Before the Recapitalization		After the Recapitalization
	(millions)	(%)	(millions)	(%)
A Shares	4,989	52.69	124,736	33.78
B Shares	—	—	60,270	16.32
D Shares	2,240	23.65	92,134	24.95
L Shares	2,240	23.65	92,134	24.95

Total	9,469	100.00%	369,273	100.00%

Distribution of New Shares	The 25-for-1 stock split and the 14-for-25 stock dividend will result in the following changes:

Before the Recapitalization	After the Recapitalization
one A Share ....................................................	25 A Shares, four B Shares, five D Shares and five L Shares

one D Share ........................................	nine B Shares, 30 D Shares

one L Share .........................................	nine B Shares, 30 L Shares

one CPO representing one A Share, one D Share and one L Share .....................................................	one CPO representing a total of 117 shares: 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares

one GDS representing 20 CPOs ........	one GDS representing 20 CPOs

The Recapitalization will increase the number of our outstanding shares by a factor of 39 but will not affect our total equity or dilute the equity interest of any shareholder.

Televicentro Distribution	Our controlling shareholder, Televicentro, currently owns A Shares and a limited number of CPOs. Following the Recapitalization, Televicentro will own shares of all four classes and CPOs. We expect that, following the Recapitalization, Televicentro will distribute all its shares and CPOs to its shareholders and will cease to be a shareholder of Televisa.

Major Shareholders	The Televicentro shareholders will enter into arrangements relating to the voting and disposition of the shares and CPOs distributed by Televicentro. As a result of these arrangements, Emilio Azcárraga Jean will have the ability to direct the election of eleven of the 20 members of our Board of Directors.

The existing arrangements among the Televicentro shareholders will be terminated. These arrangements include a put option that, in certain circumstances, would have required Emilio Azcárraga Jean to purchase the shares of Televicentro capital stock owned by the other major shareholders of Televicentro. See “Major Shareholders” for a discussion of these transactions and the effects on control of Televisa.

Listing and Trading	Our CPOs will continue to trade on the Mexican Stock Exchange, and our GDSs will continue to trade on the New York Stock Exchange. Our shares will not otherwise be listed or traded on any market.

Shareholder and CPO Holder Approval of the Recapitalization	The Recapitalization will be submitted to shareholders for approval at meetings scheduled for April 16, 2004. Under Mexican law, only holders of A Shares (including holders of CPOs or GDSs that are Mexican nationals and that duly provide timely instructions to the CPO Trustee or the GDS Depositary, as the case may be) may vote at any general extraordinary meeting. Our controlling shareholder, Televicentro, intends to vote all its A Shares in favor of the Recapitalization.

Amendments to the instruments governing our CPOs related to the Recapitalization will be proposed at a meeting of CPO holders scheduled for April 5, 2004 and require the approval of the CPO holders.

At the annual ordinary general meeting of shareholders on April 16, 2004, the shareholders will also consider proposed cash dividends of Ps. 0.4066093362 per share outstanding before the Recapitalization, equal to Ps. 1.2198280086 per CPO, or Ps. 24.3965601720 per GDS, as well as recurring matters like the election of directors and the approval of accounts. This Information Statement does not discuss matters other than the Recapitalization.

Certain U.S. and Mexican Tax Consequences	The Recapitalization will have no Mexican income tax consequences for holders of our CPOs or GDSs, regardless of the holder’s nationality or tax residence. U.S. tax counsel has provided us with its opinion that the Recapitalization should be treated as a tax-free transaction for U.S. federal income tax purposes.

THE RECAPITALIZATION

     Following is a description of the Recapitalization to be proposed to our shareholders on April 16, 2004.

The Stock Split and Stock Dividend

     We will carry out a stock split in which each of our outstanding shares is divided into 25 shares of the same class. Following the stock split and the creation of the B Shares, we will increase our capital by incorporating approximately Ps. 906 million of retained earnings into capital stock and issuing approximately 132,560 million new shares, equal to fourteen new shares (of various classes, depending on the class held), for every 25 shares outstanding after the split.

     We will not receive any consideration for the issuance of the new shares. The Recapitalization will increase the number of our outstanding shares by a factor of 39 but will not affect our total equity or dilute the equity interest of any shareholder, including holders of CPOs and GDSs.

     The following table summarizes the effect of the stock split and the stock dividend on a holder of one share of each class of our capital stock:

Before the	After the Stock	14 New Shares Distributed
Recapitalization	Split	Per 25 Shares (post-split)	After the Recapitalization
one A Share	25 A Shares	four B Shares, five D Shares and five L Shares	25 A Shares, four B Shares, five D Shares and five L Shares

one D Share	25 D Shares	nine B Shares, five D Shares	nine B Shares, 30 D Shares

one L Share	25 L Shares	nine B Shares, five L Shares	nine B Shares, 30 L Shares

     The following table summarizes the effect of the Recapitalization on the total number of shares of each class of our capital stock, based on the number of shares outstanding at March 24, 2004:

	Before the Recapitalization			After the Recapitalization
		(% of total	(% of total		(% of total	(% of total
	(millions)	capital stock)	voting stock)	(millions)	capital stock)	voting stock)
Class A	4,989	52.69	100.00%	124,736	33.78	67.42
Class B	–	–	–	60,270	16.32	32.58
Class D	2,240	23.65	–	92,134	24.95	–
Class L	2,240	23.65	–	92,134	24.95	–

Total	9,469	100.00%	100.00%	369,273	100.00%	100.00%

Effect of the Recapitalization on A Shares, D Shares and L Shares

     The Recapitalization will not change the voting and economic rights of the A Shares, D Shares and L Shares, except in two respects. First, the number of directors (and corresponding alternate directors) that the holders of A Shares are entitled to designate will decrease from sixteen to eleven. Second, the aggregate amount of the cumulative annual preferred dividend payable by the Company will increase as a result of the stock dividend, while the per share amount of the cumulative annual preferred dividend to which the holder of one D Share is entitled will decrease as a result of the stock split.

     For a description of the principal amendments to our bylaws that will be adopted in connection with the Recapitalization, see “—Amendments to Our Bylaws.”

Effect of the Recapitalization on CPOs

     Our shares trade in the form of CPOs, each currently representing one A Share, one D Share and one L Share. The Recapitalization will increase the number of shares represented by each CPO from three shares to 117 shares. Following the Recapitalization, one CPO will represent 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares.

     While the dividend preference per D Share will decrease by a factor of 25 as a result of the stock split, the number of D Shares owned by a holder of one CPO will increase by a factor of 35. Accordingly, the amount of the preferred dividend on one CPO will increase by 40% (reflecting the 25-for-1 split and the distribution in the stock dividend of ten D Shares to each holder of one CPO).

     Amendments to the CPO Trust Agreement and the CPO Deed of Issuance related to the Recapitalization will be submitted for the approval of the CPO holders at a meeting scheduled for April 5, 2004.

Effect of the Recapitalization on GDSs

     Our shares also trade in the form of GDSs, each representing 20 CPOs. Global Depositary Receipts (“GDRs”) evidencing GDSs are issued by the Depositary, JPMorgan Chase Bank, pursuant to the Deposit Agreement we entered into with the Depositary and all holders from time to time of GDSs. Following the Recapitalization, one GDS will continue to represent 20 CPOs, and each GDR will continue to represent the same number of GDSs as before the Recapitalization. No approval or other action will be required by holders of GDSs.

Delivery of New Shares

     Following the April 16, 2004 meetings and the completion of all required corporate and regulatory authorizations, we will deliver the shares issued in the Recapitalization to our shareholders, generally through S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, which is the clearing system for securities traded on the Mexican Stock Exchange. At that time, we also will deposit into the CPO Trust the new shares to be held by the CPO Trustee on behalf of holders of CPOs (including CPOs held in the form of GDSs).

     For shareholders who hold share certificates in physical form, delivery will be made at the offices of Televisa after appropriate notice is published following the April 16, 2004 meetings.

The B Shares

     We will create a new class of capital stock, the B Shares, with no par value. The B Shares will be common or ordinary shares, like the A Shares, with no preferred dividend rights and no preference upon liquidation. Holders of the B Shares will have the right to elect five out of 20 members of our Board of Directors at a shareholders meeting that must be held within the first four months after the end of each year, beginning in 2005.

     As is the case for the A Shares: (a) holders of B Shares will have the right to vote on all matters subject to shareholder approval at any general meeting of shareholders, (b) holders of B Shares will have the right to vote at special meetings of B Shares, on any matter subject to approval at such a meeting and (c) under Mexican law, non-Mexicans may not own B Shares directly or exercise any voting rights in respect of B Shares, but they may hold B Shares indirectly through the CPO Trust, which will control the voting of the B Shares.

     Mexican law requires that only holders of CPOs or GDSs that are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their shares will be entitled to exercise voting rights with respect to common shares of Televisa, including the B Shares underlying the CPOs or GDSs. Under the existing instruments governing the CPOs, A Shares underlying CPOs of non-Mexican holders are voted with the majority of A Shares at shareholders meetings. After the Recapitalization, common shares (A Shares and B Shares) underlying the CPOs of non-Mexican holders or holders that do not give timely instructions as to the voting of such shares (a) will be voted at special meetings of A Shares or B Shares, as the case may be, as instructed by the Technical Committee of the CPO Trust and (b) will be voted at general meetings in the same manner as the majority of the A Shares.

Amendments to Our Bylaws

     To implement the Recapitalization, proposals to amend our bylaws will be submitted to shareholders on April 16, 2004. The principal changes to our bylaws will be as follows:

•	The bylaws will provide for the creation of the B Shares and for the increased number of A Shares, D Shares and L Shares.

•	The composition of our Board of Directors will change so that (a) holders of A Shares, voting as a class, will be entitled to designate eleven out of 20 Board members (and the corresponding alternate directors), and (b) holders of B Shares, voting as a class, will be entitled to designate five Board members (and the corresponding alternate directors). The election of directors at the annual meeting scheduled for April 16, 2004 will take place before these changes become effective. Holders of D Shares and holders of L Shares, in each case voting as a class at a special meeting, each will continue to have the right to designate two Board members (and the corresponding alternate directors), who must be independent directors as currently provided in our bylaws.

•	The bylaws will be amended to reflect the reduction in the theoretical value of each share as a result of the stock split.

•	The bylaws will provide that certain corporate extraordinary matters—such as mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws—will require the approval of a general extraordinary meeting of shareholders at which a majority of holders of A Shares present or represented vote in favor.

Approval by Holders of Shares and CPOs

     Our Board of Directors decided on March 24, 2004, to propose the Recapitalization to our shareholders at meetings scheduled for April 16, 2004. At the annual ordinary general meeting scheduled for the same date, holders of A Shares will be asked also to consider proposed cash dividends of approximately Ps. 3,850 million in the aggregate, equal to Ps. 0.4066093362 per share outstanding before the Recapitalization, equal to Ps. 1.2198280086 per CPO, or Ps. 24.3965601720 per GDS, as well as recurring matters like the election of directors and the approval of accounts. This Information Statement does not discuss matters other than the Recapitalization.

     Amendments to the CPO Trust Agreement and the CPO Deed of Issuance related to the Recapitalization will be proposed to the CPO holders at a meeting scheduled for April 5, 2004.

     Our controlling shareholder, Televicentro, intends to vote all its A Shares and CPOs in favor of the Recapitalization and the amendments to the instruments governing the CPOs.

     Televisa is not asking you for a proxy, and you are requested not to send Televisa a proxy. In accordance with Mexican law, notice of the shareholders meetings will be given by publication in a Mexican newspaper at least 15 days prior to the date of the meetings. Notice of the CPO holders meeting will be given by publication in a Mexican newspaper and the Diario Oficial de la Federación (the Official Gazette of the Federation) 10 days prior to the meeting. We will not conduct any proxy solicitation for these meetings.

     The instruments governing our CPOs and the Deposit Agreement establish procedures for holders of CPOs and GDSs that are entitled to do so to instruct the CPO Trustee or the Depositary, as the case may be, as to the voting of their CPOs, the CPOs underlying their GDSs and the A Shares underlying their CPOs and GDSs. In addition, the Depositary will send a GDS voting card to persons in whose names GDRs are registered on the books of the Depositary on March 17, 2004. Such persons may instruct the Depositary as to the exercise of the voting rights, if any, pertaining to their GDSs.

Approvals and Consents

     The CNBV has authorized the Recapitalization and the registration of the shares to be issued in the Recapitalization with the National Registry of Securities. The B Shares will be registered under the Exchange Act.

     In compliance with Mexican law, the Comisión Federal de Competencia (the Federal Competition Commission) has been notified of certain transactions among the shareholders of Televicentro related to the Recapitalization. The amendments to the CPO Trust Agreement that will be proposed in connection with the Recapitalization have been approved by the Dirección General de Inversión Extranjera de la Secretaría de Economía (the Foreign Investment Bureau of the Ministry of the Economy).

Withdrawal Rights

     The Recapitalization will not give rise to a right for any shareholder to dissent and withdraw its capital from Televisa in return for a cash payment.

Listing and Trading

     Our CPOs will continue to trade on the Mexican Stock Exchange, and our GDSs will continue to trade on the New York Stock Exchange. Our shares will not otherwise be listed or traded on any market.

Certain Tax Consequences of the Recapitalization

     Mexican Tax Consequences

     This summary describes the principal Mexican income tax consequences of the Recapitalization to a holder of Televisa CPOs or GDSs, regardless of the holder’s nationality or tax residence. It does not purport to be a comprehensive description of all of the tax consequences of the Recapitalization that may be relevant to such holders.

     Each holder of Televisa CPOs or GDSs should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences of the Recapitalization arising under foreign, state and local laws.

     Chévez, Ruiz, Zamarripa y Cia., S.C. (“Chévez Ruiz”), Mexican tax advisor to Televisa, has provided to the Board of Directors of Televisa an opinion regarding the Mexican tax consequences of the Recapitalization. That opinion was rendered on the basis of facts, representations and assumptions set forth or referred to in the opinion. The opinion of Chévez Ruiz is that the Recapitalization has no Mexican income tax consequences for holders of Televisa CPOs or GDSs, regardless of a holder’s nationality or tax residence, and that no other Mexican tax would be levied on the payments and distributions to be made to such holders in the Recapitalization.

     The opinion of Chévez Ruiz described above is not binding on the Secretaría de Hacienda y Crédito Público (the SHCP, the Ministry of Finance and Public Credit) or the courts, and no rulings will be sought from the SHCP on any of the issues discussed in this section.

     United States Tax Consequences

     This summary describes the principal U.S. federal income tax consequences of the Recapitalization to U.S. Holders (as defined below) of Televisa CPOs or GDSs. It does not purport to be a comprehensive description of all of the tax consequences of the Recapitalization that may be relevant to such a U.S. Holder. This summary applies only to U.S. Holders of Televisa CPOs or GDSs holding the CPOs or GDSs as capital assets and does not apply to special classes of U.S. Holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of the shares of Televisa (whether held through CPOs or GDSs or directly or both), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in Televisa CPOs or GDSs on a mark-to-market basis, and persons holding Televisa CPOs or GDSs in a hedging transaction or as part of a straddle or conversion transaction.

     For purposes of this discussion, a “U.S. Holder” is a holder of Televisa CPOs or Televisa GDSs that is (i) a citizen or resident of the United States of America, (ii) a corporation organized under the laws of the United States of America or any state thereof, or (iii) otherwise subject to U.S. federal income taxation on a net income basis with respect to the Televisa CPOs or GDSs. For U.S. federal income tax purposes, a U.S. Holder of GDSs and CPOs is generally treated as if it were the direct owner of the underlying Televisa shares.

     Each U.S. Holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences of the Recapitalization arising under foreign, state and local laws.

     Cleary, Gottlieb, Steen & Hamilton, U.S. tax counsel to Televisa, has provided to the Board of Directors of Televisa an opinion regarding certain U.S. federal income tax consequences of the Recapitalization. That opinion was rendered on the basis of facts, representations and assumptions set forth or referred to in the opinion. In rendering this opinion, U.S. tax counsel required and relied upon factual representations as set forth in certificates of officers of Televisa. The opinion of U.S. tax counsel is that the Recapitalization should constitute a tax-free transaction for U.S. federal income tax purposes. Accordingly, (i) a U.S. Holder should recognize no gain or loss for U.S. federal income tax purposes in respect of new shares issued pursuant to the Recapitalization, (ii) a U.S. Holder should include its tax holding period in the CPOs or GDSs in its holding period for new shares received in the Recapitalization, and (iii) to the extent it becomes necessary for a U.S. Holder to determine the separate bases for the shares underlying a GDS or CPO, the U.S. Holder should be required to allocate its tax basis in each GDS or CPO held prior to the Recapitalization among, on the one hand, the shares underlying that GDS or CPO prior to the Recapitalization, and, on the other hand, the new shares received in the Recapitalization, all in proportion to their respective fair market values as of the date of the Recapitalization.

     The opinion of U.S. tax counsel described above is not binding on the Internal Revenue Service (the “Service”) or the courts, and no rulings will be sought from the Service on any of the issues discussed in this Information Statement.

     Tax Consequences of Cash Dividends

     The principal Mexican and U.S. federal tax consequences (to holders of our CPOs or GDSs that are not resident in Mexico for tax purposes) of cash dividends are described under “Taxation” in our annual report on Form 20-F for the year ended December 31, 2002.

Financial Advisors

     Goldman, Sachs & Co. has acted as financial advisors to Televisa in connection with the Recapitalization and the Televicentro Distribution.

MAJOR SHAREHOLDERS

     Set forth below is a description of transactions to be undertaken by our controlling shareholder, Televicentro, and its shareholders in connection with the Recapitalization.

The Televicentro Distribution

     The ownership of Televicentro’s equity is currently as follows: a trust for the benefit of Emilio Azcárraga Jean (the “Azcárraga Trust”) owns 55.29%; a trust for the benefit of Promotora Inbursa, S.A. de C.V. (the “Inbursa Trust”) owns 24.70%; and a trust for the benefit of five individual members of the Aramburuzabala and Fernandez families (the “Investor Trust”) owns 20.01%. Promotora Inbursa is an indirect subsidiary of Grupo Financiero Inbursa, S.A. de C.V. The interests of the Aramburuzabala family represent 16.21%, and the interests of the Fernandez family represent 3.80%, of Televicentro’s capital stock.

     The Televicentro shareholders will contribute all their shares in Televicentro to a trust (the “Shareholder Trust”) prior to the April 16, 2004 shareholders meetings. Televicentro will distribute all its Televisa shares and CPOs to the Shareholder Trust (the “Televicentro Distribution”) and, as a result, will cease to be a shareholder of Televisa. The Televisa shares beneficially owned by the Inbursa Trust and the Investor Trust will be deposited in the CPO Trust in exchange for 200 million CPOs and 164 million CPOs, respectively. The Shareholder Trust will release two million CPOs to members of the Fernandez family, leaving the Investor Trust with 162 million CPOs.

     Televicentro currently owns 2,348 million A Shares, 53 million D Shares and 53 million L Shares. Following the Recapitalization, the Televicentro Distribution and related transactions, the beneficiaries of the Shareholder Trust will own Televisa shares (including shares in the form of CPOs) as shown in the table below.

	A Shares		B Shares		D Shares		L Shares		All Shares
Beneficial Owner	(millions)	(%)	(millions)	(%)	(millions)	(%)	(millions)	(%)	(millions)	(%)
Azcárraga Trust	52,970	42.47	48	0.08	77	0.08	77	0.08	53,172	14.40
Inbursa Trust	4,995	4.00	4,395	7.29	6,993	7.59	6,993	7.59	23,375	6.33
Investor Trust	4,042	3.24	3,557	5.90	5,659	6.14	5,659	6.14	18,918	5.12

Total	62,007	49.71%	8,001	13.28%	12,729	13.82%	12,729	13.82%	95,465	25.85%

     Televisa shares and CPOs held through the Shareholder Trust by the Azcárraga Trust, the Inbursa Trust and the Investor Trust will constitute approximately 49.71% of the outstanding A Shares, approximately 13.28% of the outstanding B Shares, and approximately 37.84% of the total number of outstanding A Shares and B Shares combined. These shares will be held by the trustee of the Shareholder Trust, subject to an agreement that will provide for the voting and disposition of these shares and CPOs.

     Upon the Televicentro Distribution, the existing arrangements among the Televicentro shareholders, which are described under “Major Shareholders and Related Party Transactions” in our annual report on Form 20-F for the fiscal year ended December 31, 2002, will be terminated. These arrangements include a put option that, in certain circumstances, would have required Emilio Azcárraga Jean to purchase the shares of Televicentro capital stock owned by the Inbursa Trust and the Investor Trust.

The Shareholder Trust

     Voting of Shares

     The Televisa shares held through the Shareholder Trust will be voted by the trustee as instructed by a Technical Committee comprising five members—three appointed by the Azcárraga Trust and one appointed by each of the Inbursa Trust and the Investor Trust. Accordingly, except as described below, Emilio Azcárraga Jean will control the voting of the shares held through the Shareholder Trust. In elections of directors, the Technical Committee will instruct the trustee to vote the A Shares held through the Shareholder Trust for individuals designated by Mr. Azcárraga Jean. The A Shares held through the Shareholder Trust after the Televicentro Distribution will constitute a majority of the A Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted by law to vote the underlying A Shares. Accordingly, after the Televicentro Distribution, and so long as non-Mexicans own more than a minimal number of A Shares, Mr. Azcárraga Jean will have the ability to direct the election of eleven out of 20 members of our Board.

     In accordance with the trust agreement, the Technical Committee will instruct the trustee to vote the B Shares held through the Shareholder Trust for a total of five individuals as members of our Board, who will be designated as follows. Emilio Azcárraga Jean will be entitled to nominate two individuals. The Investor Trust will be entitled to nominate two individuals so long as the shares it holds through the Shareholder Trust constitute more than two percent of the total issued and outstanding Televisa shares. Until the Inbursa Trust is entitled to release all its Televisa shares from the Shareholder Trust, and so long as the shares it holds through the Shareholder Trust constitute more than two percent of the total issued and outstanding Televisa shares, it will be entitled to nominate one individual.

     Because the B Shares held through the Shareholder Trust following the Televicentro Distribution will constitute only 13.28% of the total B Shares outstanding, there can be no assurance that individuals nominated by Shareholder Trust beneficiaries will be elected to our Board. However, the B Shares held through the Shareholder Trust following the Televicentro Distribution will constitute a higher proportion of the B Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted by law to vote the underlying B Shares.

     Emilio Azcárraga Jean has agreed to consult with the Inbursa Trust and the Investor Trust as to the voting of shares held through the Shareholder Trust on matters specifically set forth in the Shareholder Trust Agreement, including increases or reductions in the capital stock of Televisa; merger, split-up, dissolution, liquidation or bankruptcy proceedings of Televisa; related party transactions, extensions of credit or share repurchases, in each case exceeding specified thresholds; and selection of the chairman of Televisa’s board of directors, if different from Emilio Azcárraga Jean. If either of the Inbursa Trust or the Investor Trust requests that shares be voted in a particular way on such a matter, and Mr. Azcárraga Jean declines to do so, then notwithstanding the arrangements described below, such party may immediately release its Televisa shares from the Shareholder Trust. These consultation rights will terminate as to either the Inbursa Trust or the Investor Trust if it ceases to be party to the Shareholder Trust or if it owns less than two percent of the total issued and outstanding Televisa shares.

     Release of Shares

     The beneficiaries of the Shareholder Trust will have only limited rights to transfer or pledge their trust interests without the consent of the other trust beneficiaries, but they may transfer freely to affiliated parties as defined in the Shareholder Trust Agreement.

     Before July 1, 2005, the Shareholder Trust beneficiaries will not be permitted to release shares from the trust. Beginning July 1, 2005, the Investor Trust may release or sell any or all of its shares from the Shareholder Trust. The Inbursa Trust may release or sell up to two-thirds of its shares from July 1, 2005 through June 30, 2009 and any or all of its shares beginning July 1, 2009. The Azcárraga Trust may release or sell any or all of its shares from the Shareholder Trust beginning July 1, 2005, but upon any such release or sale, the Inbursa Trust may freely release or sell any or all of its shares.

FORWARD-LOOKING STATEMENTS

     Some of the statements in this Information Statement are forward-looking. In addition, Televisa may make forward-looking statements in future filings with the Commission and in written material, press releases and oral statements issued by or on behalf of it. Forward-looking statements include statements regarding Televisa’s intent, belief or current expectations or those of its officers (including statements preceded by, followed by or that include forward-looking terminology such as “may”, “will”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “continues”, or similar expressions or comparable terminology) with respect to various matters. These matters include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, liquidity, dividends, capital structure or other financial items or ratios;

•	statements of our or our affiliates’ and partners’ plans, objectives or goals, including those relating to anticipated trends, competition, regulation and rates;

•	statements about our or our affiliates’ and partners’ future economic performance or that of México or other countries in which we operate or have investments; and

•	statements of assumptions underlying these statements.

     It is important to note that Televisa’s actual results could differ materially from those anticipated in these forward-looking statements depending on various important factors. These important factors include economic and political conditions and government policies in México and elsewhere, inflation rates, exchange rates and exchange controls in México, rate adjustments, regulatory developments, technological improvements, customer demand and competition. This list of factors is not exclusive and other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

     All information and forward-looking statements contained in this Information Statement are based on information available to Televisa on the date hereof. Televisa does not undertake to update any information or forward-looking statement that may be made by it or on Televisa’s behalf, in this Information Statement or otherwise, except in the normal course of its public disclosures.

     No person is authorized to give any information or to make any representation not contained or incorporated herein by reference, and, if given or made, such information or representation must not be relied upon as having been authorized by Televisa.